UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Theill Eriksen

TDC A/S (Formerly Tele Danmark A/S)

Noerregade 21

0900 Copenhagen C, Denmark

Tel: +45 6669 8000

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 11 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 11 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 thereto (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 27, 2007, TDC entered into a Tag-Along Agreement with certain shareholders of the Issuer (the “Other Parties”) pursuant to and subject to the terms and conditions of which TDC agreed with the Other Parties not to transfer any shares of common stock of the Issuer held by TDC except in compliance with the provisions of the Tag-Along Agreement.  A copy of the Tag-Along Agreement is attached as an exhibit hereto and incorporated by reference herein.  The foregoing description is qualified in its entirety by reference to such exhibit.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Item 4 of this Amendment No. 11 is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

The following document is hereby filed as an exhibit:

Number	Document

Ex-99.1	Tag-Along Agreement dated as of April 27, 2007 by and among TDC A/S and the companies and individuals listed in Schedule 1 thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2007

TDC A/S
By:	/s/ Jens Alder
Jens Alder President and Chief Executive Officer

By:	/s/ Hans Munk Nielsen
Hans Munk Nielsen Senior Executive Vice President and Chief Financial Officer